Exhibit 99.1

Lifezone Metals Upgrades High-Grade Nickel Copper and
Cobalt Mineral Resources at its Kabanga Nickel Project

21% Increase in Contained Nickel in Measured and
Indicated at North Zone – the Largest Zone at Kabanga

3% Increase in Measured and Indicated Nickel Grade
Across All Zones – Adding 3.3 Million Attributable Tonnes at
3.00% Nickel

81% of the Kabanga Mineral Resource Tonnage is Now in
Higher Confidence Measured and Indicated Categories

Multiple Exploration Opportunities Identified to Add High-
Grade Mineralization

December 5, 2024

New York (USA) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, is pleased to announce the significant addition of high-grade nickel, copper and cobalt Mineral Resources to the Measured and Indicated categories at its Kabanga Nickel Project, located in north-west Tanzania. The December 2024 Mineral Resource Update is detailed in a Technical Report Summary, which has been filed on EDGAR.

The Kabanga Nickel Project is 69.713% owned by Lifezone Metals, and all Mineral Resources are shown on an attributable to Lifezone Metals basis and do not represent the total resource tonnage.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	1

Highlights:

●	Attributable Measured and Indicated Resources total 46.8 million tonnes grading 2.09% nickel, 0.29% copper and 0.16% cobalt (2.62% nickel-equivalent – 1.2 million tonnes contained nickel-equivalent).

●	Plus, attributable Inferred Resources totaling 11.3 million tonnes grading 2.08% nickel, 0.28% copper and 0.15% cobalt (2.59% nickel-equivalent – 0.3 million tonnes contained nickel-equivalent).

●	3.3 million tonnes attributable to Lifezone with an average grade of 3.00% nickel (3.26% nickel-equivalent) for 98,000 tonnes attributable contained nickel have been added to the Measured and Indicated categories compared to the previous November 2023 Mineral Resource Update.

●	81% of Kabanga’s Mineral Resource tonnes are now classified as the higher confidence Measured and Indicated categories relative to Inferred. Only Measured and Indicated Resources can support the conversion to Proven and Probable Reserves.

●	The nickel-equivalent formula and cut-off grade calculation has been revised to reflect updated assumptions and technical parameters, increasing to 0.73% nickel-equivalent (NiEq24) for the massive sulfide domain and 0.77% NiEq24 for ultramafic, compared to 0.58% nickel-equivalent (NiEq23) previously.

●	Kabanga’s largest mineralized zone, the North Zone, has had a 21% increase in contained nickel in Measured and Indicated. The North Zone represents more than 50% of Kabanga’s total resources, with 24.7 million tonnes of attributable Measured and Indicated Resources grading 3.19% nickel-equivalent.

●	Multiple opportunities identified to grow the current Kabanga resources, including at the Safari Link zone. High-priority regional targets include multiple identified geophysical anomalies, such as Rubona Hill.

Mr. Showalter commented: “Kabanga stands as one of the world’s largest and highest-grade undeveloped nickel sulfide deposits, and today’s update underscores its exceptional potential. With the addition of over 15,000 meters of new drilling data, we can refine the Definitive Feasibility Study mine plan to unlock maximum value from Kabanga’s rich mineralization. Upgrading high-grade nickel, copper and cobalt Mineral Resources into the Measured and Indicated categories is a pivotal step towards converting these into Proven and Probable Reserves.

With these upgrades to Kabanga’s Mineral Resources, we have identified opportunities for further enhancing the Definitive Feasibility Study. We will provide an update on the Definitive Feasibility Study timeline once we have completed these technical evaluations.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	2

Facilitated by the Memorandum of Understanding with Japan Organization for Metals and Energy Security (JOGMEC), we are evaluating the potential for a strategic investment by a Japanese partner, alongside the sale of offtake through Lifezone’s marketing rights. These negotiations are progressing well and in close coordination with our project partners. We welcome the opportunity to bring on a strategically aligned Japanese partner to further advance the Kabanga Nickel Project. In parallel, we are working with our project partners to conclude the Joint Financial Model, which remains a crucial condition for BHP’s T2 investment.”

Table 1: Kabanga Nickel Project Mineral Resource Update shown on an attributable to Lifezone Metals basis (69.7%), as at December 4, 2024. Detailed tables are included as an Appendix to this news release.

Mineral Resource Classification	Attributable Tonnage (Mt)	Grades				Recovery
		NiEq24 (%)	Nickel (%)	Copper (%)	Cobalt (%)	Nickel (%)	Copper (%)		Cobalt (%)
OVERALL MINERAL RESOURCE – All Mineralization Types
Measured	15.9	2.48	1.95	0.26	0.16	82.7	92.0		85.4
Indicated	31.0	2.69	2.16	0.30	0.16	82.9	92.6		85.3
Measured + Indicated	46.8	2.62	2.09	0.29	0.16	82.8	92.4		85.3
Inferred	11.3	2.59	2.08	0.28	0.15	83.7	93.7		86.5

Mineral Resource Classification	Attributable Tonnage (Mt)	Grades				Attributable Contained Metals
		NiEq24 (%)	Nickel (%)	Copper (%)	Cobalt (%)	NiEq24 (kt)	Nickel (kt)	Copper (kt)	Cobalt (kt)
OVERALL MINERAL RESOURCE – All Mineralization Types
Measured	15.9	2.48	1.95	0.26	0.16	394	311	42	25
Indicated	31.0	2.69	2.16	0.30	0.16	833	668	93	49
Measured + Indicated	46.8	2.62	2.09	0.29	0.16	1,227	979	134	74
Inferred	11.3	2.59	2.08	0.28	0.15	293	235	32	17

1.	This table reports the Mineral Resources for the combined massive sulfide and ultramafic mineralization types.

2.	Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.

3.	Mineral Resources are reported showing only the LZM attributable tonnage portion, which is 69.713% of the total.

4.	Cut-off applies to NiEq24, which is derived using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.

5.	NiEq24 formulae are: MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497) and UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480).

6.	The point of reference for Mineral Resources is the point of feed into a concentrator.

7.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut off grades of: MSSX NiEq24>0.73% and UMAF NiEq24>0.77%.

8.	Totals may vary due to rounding.

The Kabanga December 2024 Mineral Resource Update was independently prepared by Sharron Sylvester, Technical Director – Geology at OreWin Pty Ltd and in accordance with Regulation S-K subpart 1300 promulgated by the U.S. Securities and Exchange Commission (S-K 1300). Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	3

The December 2024 Mineral Resource Update reflects the results of a comprehensive review of the geology and mineralogy data, resulting in a tightening of the interpretations and higher confidence in the revised interpretations. It also includes assay results from 15,265 meters of drilling which were received after the September 2023 cut-off date applied to the previous November 2023 Mineral Resource Update.

Kabanga currently comprises six identified distinct mineralized zones, namely (from south-west to north-east) the Main, MNB, Kima, North, Tembo and Safari zones, which occur over a strike length exceeding 7.5 kilometers. The five mineralized zones that contribute to the Mineral Resource Update are: Main, MNB, Kima, North and Tembo, which extend over a total strike length of 6.0 kilometers and to a depth of up to 1.7 kilometers below surface.

Figure 1: Schematic Projected Long-Section of the Kabanga Mineralized Zones (truncated UTM, looking north-west).

The North Zone is the largest mineralized zone, representing more than 50% of Kabanga’s total Mineral Resources. On a standalone basis, it has 788,000 tonnes contained attributable nickel-equivalent in Measured and Indicated Resources. North Zone attributable Measured and Indicated Resources total 24.7 million tonnes grading 2.58% nickel, 0.34% copper and 0.18% cobalt (3.19% nickel-equivalent) plus attributable Inferred Mineral Resources totaling 5.8 million tonnes grading 2.62% nickel, 0.35% copper and 0.19% cobalt (3.25% nickel-equivalent).

At the North Zone, 81% of the Mineral Resources are classified as higher confidence Measured and Indicated (81% across all zones), which can support conversion to Proven and Probable Reserves. For comparison, 71% of Mineral Resources were classified as Measured and Indicated in the November 2023 Mineral Resource Update.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	4

Table 2: North Zone ONLY Mineral Resource Update shown on an attributable to Lifezone Metals basis (69.7%), as at December 4, 2024.

Mineral Resource Classification	Attributable Tonnage (Mt)	Grades				Recovery
		NiEq24 (%)	Nickel (%)	Copper (%)	Cobalt (%)	Nickel (%)	Copper (%)		Cobalt (%)
NORTH ZONE ONLY – All Mineralization Types
Measured	7.9	2.66	2.12	0.28	0.16	83.3	92.9		86.1
Indicated	16.8	3.44	2.80	0.37	0.19	85.1	94.8		88.0
Measured + Indicated	24.7	3.19	2.58	0.34	0.18	84.6	94.3		87.5
Inferred	5.8	3.25	2.62	0.35	0.19	85.8	95.2		88.7

Mineral Resource Classification	Attributable Tonnage (Mt)	Grades				Attributable Contained Metals
		NiEq24 (%)	Nickel (%)	Copper (%)	Cobalt (%)	NiEq24 (kt)	Nickel (kt)	Copper (kt)	Cobalt (kt)
NORTH ZONE ONLY – All Mineralization Types
Measured	7.9	2.66	2.12	0.28	0.16	211	168	22	13
Indicated	16.8	3.44	2.80	0.37	0.19	579	470	63	32
Measured + Indicated	24.7	3.19	2.58	0.34	0.18	790	638	85	45
Inferred	5.8	3.25	2.62	0.35	0.19	183	152	20	11

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

Figure 2: Kabanga Nickel Project Mineral Resource Update shown by zones on an attributable to Lifezone Metals basis (69.7%).

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	5

Figure 3: Comparison of overall Measured and Indicated attributable contained nickel-equivalent metal in the North Zone between the February 2023 Mineral Resource Estimate, the November 2023 Mineral Resource Update and the December 2024 Mineral Resource Update.

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

The Mineral Resource cut-off grade calculation has been revised to reflect updated assumptions and technical parameters, increasing to 0.73% NiEq24 for the massive sulfide domain and 0.77% NiEq24 for the ultramafic domain. This compares to 0.58% NiEq23 cut-off grade applied to the previous November 2023 Mineral Resource Update. The metal price assumptions used for 2024 cut-off grade determination are: $9.50/lb nickel, $4.50/lb copper and $23.00/lb cobalt.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	6

Figure 4: Overall attributable tonnes and grade shown by mineralization type for the December 2024 Mineral Resource Update.

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

Safari Link Area and High-Priority Regional Geophysical Anomalies Provide Opportunities for Additional Upside

The Safari Link area spans a 1.4 kilometers strike length north-east of the Tembo Zone, incorporating the Safari Zone (refer to Figure 1 above and Lifezone’s January 28, 2024 news release).The Safari Link area is considered to be a possible strike-extension (continuation) of the Tembo mineralization, as indicated by a Tembo-style high conductance electromagnetic (EM) geophysical anomaly that exists to the north-east of the Tembo Zone. Lifezone completed 13 drill holes in 2022–23, and there is currently approximately 850 meters of strike length that remains untested.

Previous programs of geophysical surveying have identified multiple anomalies on the Kabanga Special Mining Licence area, which include the Rubona Hill anomaly – a high-priority for future regional exploration.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	7

Qualified Persons

The Kabanga December 2024 Mineral Resource Update Technical Report Summary (2024MRU) with an effective date of December 4, 2024, has been prepared in accordance with the U.S. Securities and Exchange Commission (US SEC) Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300) for Lifezone Metals Ltd. on the Kabanga Nickel Project. The 2024MRU is a preliminary technical and economic study of the economic potential of the Project mineralization to support the disclosure of Mineral Resources. The Mineral Resource estimates are current as at December 4, 2024.

The 2024MRU scientific and technical information in this news release has been prepared and approved by Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), Technical Director – Geology at OreWin Pty Ltd and Bernard Peters, BEng (Mining), FAusIMM (201743), Technical Director – Mining at OreWin Pty Ltd. Both individuals are Qualified Persons in accordance with S-K 1300 and are considered independent of Lifezone Metals.

Appendix: Kabanga Nickel Project Mineral Resource Update by zone on an attributable to Lifezone Metals basis (69.7%), as at December 4, 2024.

Mineral Resource Classification	Attributable Tonnage (Mt)	Grades				Recovery
		NiEq24	Nickel	Copper	Cobalt	Nickel	Copper	Cobalt
		(%)	(%)	(%)	(%)	(%)	(%)	(%)
MAIN ZONE – Massive Sulfide plus Ultramafic
Measured	-	-	-	-	-	-	-	-
Indicated	8.7	1.53	1.18	0.19	0.10	73.4	85.9	75.6
Measured + Indicated	8.7	1.53	1.18	0.19	0.10	73.4	85.9	75.6
Inferred	-	-	-	-	-	-	-	-
MNB ZONE – Massive Sulfide plus Ultramafic
Measured	-	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-	-
Measured + Indicated	-	-	-	-	-	-	-	-
Inferred	1.8	1.59	1.25	0.18	0.10	75.3	88.9	78.6
KIMA ZONE – Massive Sulfide plus Ultramafic
Measured	-	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-	-
Measured + Indicated	-	-	-	-	-	-	-	-
Inferred	3.4	2.01	1.60	0.24	0.12	81.4	92.3	84.2
NORTH ZONE – Massive Sulfide plus Ultramafic
Measured	7.9	2.66	2.12	0.28	0.16	83.3	92.9	86.1
Indicated	16.8	3.44	2.80	0.37	0.19	85.1	94.8	88.0
Measured + Indicated	24.7	3.19	2.58	0.34	0.18	84.6	94.3	87.5
Inferred	5.8	3.25	2.62	0.35	0.19	85.8	95.2	88.7
TEMBO ZONE – Massive Sulfide plus Ultramafic
Measured	8.0	2.30	1.79	0.25	0.15	81.9	91.1	84.5
Indicated	5.5	2.22	1.75	0.24	0.14	82.0	90.5	84.9
Measured + Indicated	13.5	2.27	1.78	0.24	0.15	82.0	90.9	84.7
Inferred	0.3	2.49	2.01	0.23	0.15	84.2	90.3	87.0
OVERALL MINERAL RESOURCE – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16	82.7	92.0	85.4
Indicated	31.0	2.71	2.16	0.30	0.16	82.9	92.6	85.3
Measured + Indicated	46.8	2.63	2.09	0.29	0.16	82.8	92.4	85.3
Inferred	11.3	2.60	2.08	0.28	0.15	83.7	93.7	86.5

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	8

Appendix: Kabanga Nickel Project Mineral Resource Update by zone on an attributable to Lifezone Metals basis (69.7%), as at December 4, 2024.

Mineral Resource Classification	Attributable Tonnage (Mt)	Grades				Attributable Contained Metals
		NiEq24	Nickel	Copper	Cobalt	NiEq24	Nickel	Copper	Cobalt
		(%)	(%)	(%)	(%)	(kt)	(kt)	(kt)	(kt)
MAIN ZONE – Massive Sulfide plus Ultramafic
Measured	-	-	-	-	-	-	-	-	-
Indicated	8.7	1.53	1.18	0.19	0.10	133	102	17	9
Measured + Indicated	8.7	1.53	1.18	0.19	0.10	133	102	17	9
Inferred	-	-	-	-	-	-	-	-	-
MNB ZONE – Massive Sulfide plus Ultramafic
Measured	-	-	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-	-	-
Measured + Indicated	-	-	-	-	-	-	-	-	-
Inferred	1.8	1.59	1.25	0.18	0.10	28	22	3	2
KIMA ZONE – Massive Sulfide plus Ultramafic
Measured	-	-	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-	-	-
Measured + Indicated	-	-	-	-	-	-	-	-	-
Inferred	3.4	2.01	1.60	0.24	0.12	69	55	8	4
NORTH ZONE – Massive Sulfide plus Ultramafic
Measured	7.9	2.66	2.12	0.28	0.16	211	168	22	13
Indicated	16.8	3.44	2.80	0.37	0.19	579	470	63	32
Measured + Indicated	24.7	3.19	2.58	0.34	0.18	790	638	84	45
Inferred	5.8	3.25	2.62	0.35	0.19	183	152	20	11
TEMBO ZONE – Massive Sulfide plus Ultramafic
Measured	8.0	2.30	1.79	0.25	0.15	184	143	20	12
Indicated	5.5	2.22	1.75	0.24	0.14	122	96	13	8
Measured + Indicated	13.5	2.27	1.78	0.24	0.15	305	239	33	20
Inferred	0.3	2.49	2.01	0.23	0.15	6	6	1	0
OVERALL MINERAL RESOURCE – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16	394	311	42	25
Indicated	31.0	2.69	2.16	0.30	0.16	833	668	93	49
Measured + Indicated	46.8	2.62	2.09	0.29	0.16	1,227	979	134	74
Inferred	11.3	2.59	2.08	0.28	0.15	293	235	32	17

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	9

Appendix: December 2024 Mineral Resource Update compared to the November 2023 Mineral Resource Update, shown on an attributable to Lifezone Metals basis (69.7%).

Mineral Resource Classification	Attributable Tonnage (Mt)	Grades				Attributable Contained Metals
		NiEq24 (%)	Nickel (%)	Copper (%)	Cobalt (%)	NiEq24 (kt)	Nickel (kt)	Copper (kt)	Cobalt (kt)
December 2024 – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16	394	311	42	25
Indicated	31.0	2.69	2.16	0.30	0.16	833	668	93	49
Measured + Indicated	46.8	2.62	2.09	0.29	0.16	1,227	979	134	74
Inferred	11.3	2.59	2.08	0.28	0.15	293	235	32	17
November 2023 – Massive Sulfide plus Ultramafic
Measured	14.1	2.61	2.03	0.28	0.17	368	286	39	24
Indicated	29.5	2.55	2.02	0.28	0.15	753	595	83	45
Measured + Indicated	43.6	2.57	2.02	0.28	0.16	1,121	881	122	69
Inferred	17.5	2.79	2.23	0.31	0.16	489	391	54	27
Percentage Change (December 2024 vs. November 2023)
Measured	13%	-5%	-4%	-6%	-6%	7%	9%	6%	6%
Indicated	5%	6%	7%	7%	4%	11%	12%	12%	9%
Measured + Indicated	7%	2%	3%	2%	1%	9%	11%	10%	8%
Inferred	-35%	-7%	-7%	-8%	-2%	-40%	-40%	-41%	-37%

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

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About Lifezone Metals

Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	10

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets, to empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel.

Through our US-based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, enabling the circular economy for precious metals.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.

Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	11

These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against the Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; expectations regarding product and technology development and pipeline; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; our ability to comply with applicable laws and regulations; stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC).

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

LZM KABANGA DECEMBER 2024 MRU 2024 12 05	12